Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31
	2007		2006
Earnings:
Pretax income	$33,374		$78,587
Fixed charges, net of capitalized interest	18,784		17,476

Earnings before taxes and fixed charges	$52,158		$96,063

Fixed charges:
Interest expense	$17,258		$16,072
Capitalized interest	5,101		2,783
Preferred dividends	44		63
Arch Western Resources LLC dividends on preferred membership interest	24		24
Portions of rent which represent an interest factor	1,458		1,317

Total fixed charges	$23,885		$20,259

Ratio of earnings to fixed charges (1)	2.18	x	4.74	x

(1)	Ratio of earnings to combined fixed charges and preference dividends is computed on a total enterprise basis including our consolidated subsidiaries. Earnings consist of income from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Preference dividends are the amount of pre-tax earnings required to pay dividends on our outstanding preferred stock and Arch Western Resources, LLC’s preferred membership interest.